SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2005

QIAGEN N.V.

Spoorstraat 50

5911 KJ Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐    No  ☒

QIAGEN N.V.

Form 6-K

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$171,192,000	$196,375,000
Marketable securities	40,007,000	30,153,000
Notes receivable	3,472,000	4,630,000
Accounts receivable, net of allowance for doubtful accounts of $2,790,000 and $2,899,000 in 2005 and 2004, respectively	63,370,000	66,098,000
Income taxes receivable	1,263,000	3,551,000
Inventories	50,298,000	60,164,000
Deferred income taxes	11,918,000	11,785,000
Prepaid expenses and other	21,438,000	14,328,000

Total current assets	362,958,000	387,084,000

Long-Term Assets:
Property, plant and equipment, net	194,838,000	217,108,000
Goodwill	83,188,000	56,263,000
Intangible assets, net	65,367,000	34,758,000
Deferred income taxes	7,629,000	3,114,000
Other assets	26,050,000	16,272,000

Total long-term assets	377,072,000	327,515,000

Total assets	$740,030,000	$714,599,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2005	December 31, 2004
	(unaudited)
Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of long-term debt	$6,029,000	$6,769,000
Current portion of capital lease obligations	1,002,000	1,201,000
Accounts payable	14,312,000	20,157,000
Accrued and other liabilities	43,105,000	46,879,000
Income taxes payable	10,796,000	10,283,000
Deferred income taxes	1,535,000	2,766,000

Total current liabilities	76,779,000	88,055,000

Long-Term Liabilities:
Long-term debt, net of current portion	192,203,000	197,383,000
Capital lease obligations, net of current portion	11,552,000	13,737,000
Deferred income taxes	17,933,000	10,372,000
Other	3,954,000	4,676,000

Total long-term liabilities	225,642,000	226,168,000

Commitments and Contingencies
Shareholders’ Equity:
Common shares, .01 EUR par value:
Authorized—260,000,000 shares
Issued and outstanding—148,121,873 shares in 2005 and 147,020,207 shares in 2004	1,509,000	1,495,000
Additional paid-in capital	156,112,000	146,231,000
Retained earnings	257,340,000	211,975,000
Accumulated other comprehensive income	22,648,000	40,675,000

Total shareholders’ equity	437,609,000	400,376,000

Total liabilities and shareholders’ equity	$740,030,000	$714,599,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net sales	$98,671,000	$90,403,000	$294,050,000	$285,098,000
Cost of sales	30,007,000	29,248,000	93,421,000	94,374,000
Cost of sales—acquisition related	—	1,454,000	253,000	1,454,000

Gross profit	68,664,000	59,701,000	200,376,000	189,270,000

Operating Expenses:
Research and development	8,877,000	7,641,000	28,351,000	26,270,000
Sales and marketing	24,066,000	20,030,000	69,865,000	65,035,000
General and administrative	9,547,000	9,791,000	30,225,000	31,999,000
In-process research and development	25,000	—	739,000	—
Acquisition, integration and related costs	274,000	572,000	2,330,000	572,000
Relocation and restructuring costs	—	763,000	—	3,509,000

Total operating expenses	42,789,000	38,797,000	131,510,000	127,385,000

Income from operations	25,875,000	20,904,000	68,866,000	61,885,000

Other Income (Expense):
Interest income	1,782,000	861,000	5,514,000	1,789,000
Interest expense	(1,521,000)	(1,653,000)	(4,531,000)	(3,645,000)
Research and development grants	290,000	296,000	1,464,000	1,209,000
Gain (loss) on foreign currency transactions	(102,000)	56,000	130,000	(201,000)
Loss from equity method investees	(3,000)	(753,000)	(1,145,000)	(1,946,000)
Other miscellaneous income (expense), net	354,000	616,000	448,000	(8,845,000)

Total other income (expense)	800,000	(577,000)	1,880,000	(11,639,000)

Income before provision for income taxes	26,675,000	20,327,000	70,746,000	50,246,000
Provision for income taxes	9,035,000	7,687,000	25,381,000	17,383,000

Net income	$17,640,000	$12,640,000	$45,365,000	$32,863,000

Net income per common share:
Basic	$0.12	$0.09	$0.31	$0.22

Diluted	$0.12	$0.09	$0.30	$0.22

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended September 30,
	2005	2004
Cash Flows from Operating Activities:
Net income	$45,365,000	$32,863,000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	18,786,000	18,125,000
Provision for losses on accounts receivable	51,000	111,000
Deferred income taxes	(697,000)	(11,294,000)
Loss on disposition of synthetic DNA business unit	—	9,796,000
Loss on disposition of property and equipment	313,000	154,000
Net realized loss (gain) on marketable securities	506,000	(523,000)
Loss on equity method investee	1,145,000	1,946,000
Tax benefit on non-qualified stock options	2,300,000	1,173,000
In process research and development	739,000	—
Non cash related to acquisitions	785,000	—
Gain on dissolution of subsidiary	(123,000)	—
Decrease (increase) in:
Notes receivable	759,000	1,486,000
Accounts receivable	374,000	(1,864,000)
Inventories	6,411,000	1,016,000
Income tax receivable	2,363,000	482,000
Prepaid expenses and other	(4,179,000)	(2,317,000)
Other assets	974,000	(6,809,000)
Increase (decrease) in:
Accounts payable	(5,991,000)	(5,289,000)
Accrued liabilities	(5,206,000)	5,200,000
Income taxes payable	1,238,000	(16,319,000)
Other	(1,044,000)	2,172,000

Net cash provided by operating activities	64,869,000	30,109,000

Cash Flows from Investing Activities:
Purchases of property and equipment	(8,209,000)	(9,036,000)
Proceeds from sale of property	1,289,000	275,000
Purchase of investments	(4,981,000)	—
Proceeds from sales of marketable securities	30,423,000	7,423,000
Proceeds from disposition of synthetic DNA business unit	163,000	16,087,000
Purchases of marketable securities	(40,445,000)	(62,711,000)
Investment in unconsolidated subsidiary	—	(125,000)
Cash paid for acquisitions	(56,413,000)	—
Purchase of intangibles	(14,243,000)	(31,846,000)

Net cash used in investing activities	(92,416,000)	(79,933,000)

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(continued)

	Nine Months Ended September 30,
	2005	2004
Cash Flows from Financing Activities:
Repayment of lines of credit	(67,000)	—
Proceeds from long-term debt	6,299,000	150,077,000
Repayment of long-term debt	(6,430,000)	(58,471,000)
Repayment of short-term borrowing	(3,183,000)	—
Principal payments on capital leases	(821,000)	(851,000)
Repayment of loan convertible to grant	(1,025,000)	—
Proceeds from subscription receivable	455,000	—
Exercise of stock options	7,140,000	3,861,000

Net cash provided by financing activities	2,368,000	94,616,000

Effect of exchange rate changes on cash and cash equivalents	(4,000)	(717,000)
Net (decrease) increase in cash and cash equivalents	(25,183,000)	44,075,000
Cash and cash equivalents, beginning of period	196,375,000	98,993,000

Cash and cash equivalents, end of period	$171,192,000	$143,068,000

Supplemental Cash Flow Disclosure:
Cash paid for interest	$2,074,000	$2,926,000
Cash paid for income taxes	$6,494,000	$24,075,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly owned subsidiaries that are not considered variable interest entities. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and where the Company is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

In the opinion of management and subject to the year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

Stock Based Compensation

At September 30, 2005, the Company has a stock option plan which is accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations as permitted under the Financial Accounting Standards Board’s (FASB) Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to or in excess of the market value of the underlying common stock on the date of grant.

SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123,” requires the presentation of certain pro forma information as if the Company had accounted for its stock-based employee compensation under the fair value method. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Three months ended September 30,
	2005	2004
Net income, as reported	$17,640,000	$12,640,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(2,242,000)	(3,788,000)

Pro forma net income	$15,398,000	$8,852,000

Earnings per share:
Basic and Diluted– as reported	$0.12	$0.09
Basic and Diluted– pro forma	$0.10	$0.06

	Nine months ended September 30,
	2005	2004
Net income, as reported	$45,365,000	$32,863,000
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(5,614,000)	(9,098,000)

Pro forma net income	$39,751,000	$23,765,000

Earnings per share:
Basic and Diluted– as reported	$0.30	$0.22
Basic and Diluted– pro forma	$0.27	$0.16

Accounting Pronouncements

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company plans to adopt this statement on January 1, 2006 and it is not expected to have a material effect on the financial statements upon adoption.

On December 16, 2004, the FASB issued SFAS 123R, which is a revision of FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. SFAS 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values over the expected period of service. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The full impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share above. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Management is unable to estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options. The Company will continue to apply the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for the stock option plan until the effective date of SFAS 123R. SFAS 123R must be adopted no later than January 1, 2006. The Company expects to adopt SFAS 123R on January 1, 2006.

2. Net Income Per Common Share

Net income per common share for the three and nine months ended September 30, 2005 and 2004 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

The following schedule summarizes the information used to compute net income per common share:

	Three Months Ended September 30,
	2005	2004
Weighted average number of common shares used to compute basic net income per common share	147,972,000	146,720,000
Dilutive effect of stock options	1,850,000	1,431,000
Dilutive effect of warrants	263,000	—

Weighted average number of common shares used to compute diluted net income per common share	150,085,000	148,151,000

Outstanding stock options having no dilutive effect, not included in above calculation	4,610,000	7,038,000

Outstanding warrants having no dilutive effect, not included in above calculation	11,599,000	11,862,000

	Nine Months Ended September 30,
	2005	2004
Weighted average number of common shares used to compute basic net income per common share	147,699,000	146,560,000
Dilutive effect of stock options	1,773,000	1,936,000
Dilutive effect of warrants	88,000	—

Weighted average number of common shares used to compute diluted net income per common share	149,560,000	148,496,000

Outstanding stock options having no dilutive effect, not included in above calculation	4,991,000	5,559,000

Outstanding warrants having no dilutive effect, not included in above calculation	11,774,000	11,862,000

3. Acquisitions

In the third quarter the Company obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. The transaction is currently pending Chinese government approval and subject to customary closing conditions. The Company expects to complete the transaction early in 2006.

In September 2005, the Company acquired Beijing-based Tianwei Times (Tianwei). Tianwei, which was a privately held company, is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. The Company acquired substantially all assets of Tianwei through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen).The acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. The Company paid approximately $2.0 million in cash plus potential earn-outs over two years that are estimated at approximately $2.0 million. In connection with this acquisition, the Company recorded a $25,000 charge for purchased in-process research and development. The results of operations of Tiangen have been included in the consolidated results of the Company from the date of acquisition. The purchase price has been allocated to the acquired assets based on their relative fair value and any identified intangibles.

In August 2005 the Company acquired substantially all the assets of two businesses. LumiCyte, Inc. which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) BiochipTM sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary MPep and MProtChip® platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry represent complementary additions to the Company’s leading protein sample preparation portfolio. The Company believes that these acquisitions will create a unique offering for QIAGEN’s customers in academic and industrial research, as well as in molecular diagnostics. The initial purchase price amounts for these acquisitions totalled approximately $3.7 million in cash. Additional cash consideration of approximately $14.7 million is subject to the achievement of certain milestones. The results of operations of LumiCyte and SuNyx have been included in the consolidated results of the Company from the date of acquisition. The purchase prices have been allocated to the acquired assets based on their relative fair value and any identified intangibles.

In June 2005, the Company acquired all of the outstanding capital stock of Nextal Biotechnology, Inc. (Nextal), a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible. Protein crystallography is a complex process used to determine the three-dimensional structure of proteins. By elucidating the structure of proteins, scientists can discover new drugs that more effectively target disease. Prior to crystallographic analysis, proteins require complex sample preparation procedures. QIAGEN paid approximately $9.7 million in cash for Nextal. Additional cash consideration of approximately $4.5 million is subject to the achievement of certain milestones. In connection with the acquisition, the Company expensed costs of approximately $276,000, which includes a $253,000 charge to cost of sales related to existing QIAGEN inventory which needed to be replaced with products suitable to the newly acquired technologies. Using the preliminary results of an independent appraisal, the excess of purchase price over the acquired net tangible assets was initially allocated as follows: $5.2 million to developed technology, to be amortized over 14 years, $540,000 to customer relationships, to be amortized over 10 years, and $6.3 million to goodwill. The results of operations of Nextal are included in the consolidated results for the Company from the date of acquisition.

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing, for approximately EUR 31.7 million (approximately $39.2 million at May 31, 2005) in cash. EUR 9.3 million of this consideration was paid into escrow and will be released subject to certain milestones being met. artus’ unique portfolio spans over 60 assays including 30 CE marked assays for detection of a variety of viral and bacterial pathogens such as SARS, Herpes simplex virus -1/-2, Epstein-Barr-Virus (EBV), West Nile Virus, Malaria and Salmonella. The portfolio also includes select assays for genotyping and veterinary medicine and a strong pipeline of complete panels for certain disease profiles. artus maintains a very active network of relationships with academic and industrial partners to identify and develop test opportunities. QIAGEN believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms. In connection with the acquisition, the Company expensed costs of approximately $2.0 million, which includes $1.8 million related to the impairment of existing fixed and other assets as a result of the acquisition. The excess of purchase price over the acquired net tangible assets was $49.0 million. Using the preliminary results of an independent appraisal, $21.1 million was allocated to purchased intangibles, to be amortized over 13 years, $3.4 million to customer relationships, to be amortized over 10 years, $23.8 million to goodwill and $714,000 was expensed for purchased in-process research and development. The results of operations of artus are included in the consolidated results for the Company from the date of acquisition.

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the three months ended September 30, 2005 and 2004, pro forma net sales would have been $98.9 million and $93.0 million, pro forma net income would have been $17.1 million and $10.5 million, and pro forma basic and diluted net income per common share would have been $0.11 and $0.07, respectively. For the nine months ended September 30, 2005 and 2004, pro forma net sales would have been $300.0 million and $292.2 million, pro forma net income would have been $42.9 million and $27.5 million, and pro forma basic and diluted net income per common share would have been $0.29 and $0.19, respectively. The pro forma data excludes the 2005 acquisition related costs including a $253,000 charge to cost of sales related to inventory, a $2.0 million charge, which includes $1.8 million related to the impairment of fixed and other assets as a result of the acquisitions and a $739,000 charge for purchased in-process research and development. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

4. Restructuring and Relocation

As part of the Company’s ongoing focus on streamlining and strengthening its operations, during 2004 the Company completed the realignment of certain operating functions, primarily in the United States, including the relocation of some of these functions to the Company’s North American Headquarters in Germantown, Maryland, which opened in 2002. In the second quarter of 2004 restructuring costs were incurred in connection with the sale of the majority of the Company’s synthetic DNA business unit. Activity for accrued restructuring and relocation costs for the nine months ended September 30, 2005 is as follows:

	Accrual Balance 12/31/2004	Unused Amounts Reversed	Paid in Cash or Settled	Accrual Balance 9/30/2005
Employee relocation or severance and related	$983,000	$(88,000)	$(809,000)	$86,000
Lease and facility	1,785,000	(100,000)	(1,224,000)	461,000
Inventory	76,000	—	(76,000)	—
Other	70,000	—	(66,000)	4,000

	$2,914,000	$(188,000)	$(2,175,000)	$551,000

5. Variable Interest Entities

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which neither joint venture partner is the primary beneficiary within the provisions of FIN 46. Thus, the investment continues to be accounted for under the equity method. QIAGEN AG has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. The joint venture entity, PreAnalytiX GmbH, is expected to report net losses at least through the end of 2005.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance), a company established for the purpose of issuing the Company’s convertible debt. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes due in 2024 (the “Notes”) through QIAGEN Finance, and in turn the proceeds were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed the Notes, and has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion of the notes. According to the provisions of FIN 46, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., although QIAGEN N.V. does report the full obligation of the debt as a liability owed to QIAGEN Finance. QIAGEN N.V. accounts for its investment in QIAGEN Finance as an equity investment pursuant to APB No. 18, and accordingly records 100% of the profit or loss of QIAGEN Finance in the loss from equity method investees.

The Company has concluded that the rest of its equity investments, which are not material to the Company’s financial position, do not require consolidation as they are either not variable interest entities or in the event they are variable interest entities, QIAGEN is not considered to be the primary beneficiary.

6. Debt

The Company has six separate lines of credit amounting to approximately $11.5 million with variable interest rates, none of which was utilized at September 30, 2005.

At September 30, 2005, long-term debt totaled approximately $198.2 million, of which $6.0 million was current and includes a note payable of EUR 5.0 million (approximately $6.0 million) which is due in June 2008, and a note payable of EUR 35.0 million (approximately $42.2 million at September 30, 2005) which is due in annual installments through June 2011. These notes bear interest at a variable rate at EURIBOR plus 0.75%. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at September 30, 2005.

In August 2004, the Company completed the sale of $150.0 million principal amount of 1.50% convertible unsubordinated notes due 2024, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At September 30, 2005, $150.0 million is included in long-term debt for the amount of Note proceeds payable to QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 1.95% and are due in August 2011. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11.9 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount provided the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019.

7. Derivative Instruments

Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if so, depending on the type of hedge transaction and related effectiveness.

During 2004 and 2005, the Company entered into forward and swap arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated intercompany loans. The contracts mature on various dates through July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is recorded in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. The options outstanding at December 31, 2004 expired at various dates through February 2005 and had a fair market value of approximately $23,000. The option outstanding at September 30, 2005 expires at the end of October 2005 and has a fair market value of approximately $490. These options give the Company the right, but not the requirement, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. Gains or losses from changes in the fair market values are included in other miscellaneous income (expense), net.

8. Inventories

The components of inventories consist of the following as of September 30, 2005 (unaudited) and December 31, 2004:

	2005	2004
Raw materials	$13,560,000	$15,999,000
Work in process	19,462,000	23,596,000
Finished goods	17,276,000	20,569,000

Total inventories	$50,298,000	$60,164,000

9. Intangible Assets

The following sets forth the intangible assets by major asset class as of September 30, 2005 and December 31, 2004:

	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	$21,459,000	$(7,751,000)	$20,780,000	$(6,438,000)
Developed technology	40,278,000	(4,034,000)	22,792,000	(2,380,000)
Tradenames and trademarks	9,889,000	(252,000)	—	—
Customer Base	6,086,000	(308,000)	—	—

	$77,712,000	$(12,345,000)	$43,572,000	$(8,818,000)

Unamortized Intangible Assets:
Goodwill	$83,188,000		$56,263,000

The changes in the carrying amount of goodwill for the nine months ended September 30, 2005 relate primarily to acquisitions and foreign currency translation.

Amortization expense on intangible assets totaled approximately $1.6 million and $4.2 million for the three- and nine-month periods ended September 30, 2005. Amortization of intangibles for the next five years is expected to be approximately:

2006	$6,603,000
2007	$6,601,000
2008	$6,483,000
2009	$6,097,000
2010	$5,514,000

10. Provision for Income Taxes

The provision for income taxes for the three- and nine-month periods ended September 30, 2005 and 2004 is based upon the estimated annualized rate for each of the respective years also considering the estimated tax effect of any transactions. The Company’s operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 43%. Fluctuations in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in the consolidated financial statements. In the third quarter of 2005, the tax rate was lower due to a favorable tax impact related to the true-up of estimated tax provision expense to the actual tax return during the third quarter of approximately $675,000.

11. Shareholders’ Equity

The following tables detail the changes in shareholders’ equity from December 31, 2004 to September 30, 2005 and from December 31, 2003 to September 30, 2004, respectively:

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2004	147,020,207	$1,495,000	$146,231,000	$211,975,000	$40,675,000	$400,376,000

Net income	—	—	—	45,365,000	—	45,365,000
Unrealized gain, net of tax on marketable securities	—	—	—	—	3,679,000	3,679,000
Realized loss, net of tax on marketable securities	—	—	—	—	506,000	506,000
Unrealized loss, net of tax on hedging contracts	—	—	—	—	(1,482,000)	(1,482,000)
Translation adjustment	—	—	—	—	(20,730,000)	(20,730,000)
Exercise of stock options	1,101,666	14,000	7,126,000	—	—	7,140,000
Tax benefit in connection with nonqualified stock options	—	—	2,300,000	—	—	2,300,000
Proceeds from subscription Receivable	—	—	455,000	—	—	455,000

BALANCE AT SEPTEMBER 30, 2005	148,121,873	$1,509,000	$156,112,000	$257,340,000	$22,648,000	$437,609,000

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Amount
BALANCE AT DECEMBER 31, 2003	146,217,518	$1,485,000	$140,039,000	$163,270,000	$29,992,000	$334,786,000

Net income	—	—	—	32,863,000	—	32,863,000
Unrealized gain, net of tax on marketable securities	—	—	—	—	74,000	74,000
Realized gain, net of tax on marketable securities	—	—	—	—	(523,000)	(523,000)
Unrealized loss, net of tax on hedging contracts	—	—	—	—	(237,000)	(237,000)
Translation adjustment	—	—	—	—	(4,764,000)	(4,764,000)
Exercise of stock options	608,931	8,000	3,852,000	—	—	3,860,000
Tax benefit in connection with nonqualified stock options	—	—	1,173,000	—	—	1,173,000
Acceleration of option vesting	—	—	295,000	—	—	295,000

BALANCE AT SEPTEMBER 30, 2004	146,826,449	$1,493,000	$145,359,000	$196,133,000	$24,542,000	$367,527,000

12. Comprehensive Income

The components of comprehensive income for the three- and nine-month periods ended September 30, 2005 and 2004 are as follows:

	Three Months Ended September 30,
	2005	2004
Net income	$17,640,000	$12,640,000
Net unrealized gain (loss) on marketable securities	3,779,000	(155,000)
Net realized gain on marketable securities	197,000	29,000
Net unrealized loss on hedging contracts	(351,000)	(237,000)
Foreign currency translation adjustments	(118,000)	3,354,000

Comprehensive income	$21,147,000	$15,631,000

	Nine Months Ended September 30,
	2005	2004
Net income	$45,365,000	$32,863,000
Net unrealized gain on marketable securities	3,679,000	74,000
Net realized loss (gain) on marketable securities	506,000	(523,000)
Net unrealized loss on hedging contracts	(1,482,000)	(237,000)
Foreign currency translation adjustments	(20,730,000)	(4,764,000)

Comprehensive income	$27,338,000	$27,413,000

The following table is a summary of the components of accumulated other comprehensive income as of September 30, 2005 and December 31, 2004:

	2005	2004
Net unrealized (loss) gain on marketable securities	$3,847,000	$(338,000)
Net unrealized (loss) on hedging contracts	(1,982,000)	(500,000)
Foreign currency translation adjustments	20,783,000	41,513,000

Accumulated other comprehensive income	$22,648,000	$40,675,000

13. Stock Options

In the nine-month period ended September 30, 2005, the Company granted options to purchase 1.6 million of the Company’s common shares. All options were granted at or above fair market value at the date of grant. As of September 30, 2005, options to purchase 13.1 million common shares were outstanding at exercise prices ranging from $1.06 to $49.75.

14. Commitments and Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. As of September 30, 2005, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserve as of September 30, 2005 appropriately reflects the estimated cost of such warranty obligations.

Pursuant to the purchase agreements for the acquisition of Molecular Staging, Inc. (MSI), QIAGEN could be required to make additional contingent cash payments up to $3.0 million based on revenue milestones in 2005. Any contingent payments will be accounted for as additions to the purchase price when the milestones are achieved.

Additional cash consideration of approximately $4.5 million is subject to the attainment of certain milestones in 2005 and 2006 in accordance with the purchase agreements for the acquisition of Nextal and additional cash consideration of approximately $14.7 million is subject to certain milestones in connection with the acquisition of LumiCyte. The additional consideration will be accounted for as an addition to the purchase price when the milestones are achieved.

15. Segment and Related Information

Summarized financial information concerning the Company’s reportable segments is shown in the following tables:

	Three Months Ended September 30,
Net Sales	2005	2004
Germany	$46,735,000	$40,398,000
United States	70,432,000	63,928,000
Switzerland	8,958,000	10,198,000
Japan	7,616,000	7,862,000
United Kingdom	7,660,000	7,881,000
Norway	61,000	12,000
Other Countries	18,035,000	12,915,000
The Netherlands	242,000	16,000

Subtotal	159,739,000	143,210,000
Intersegment Elimination	(61,068,000)	(52,807,000)

Total	$98,671,000	$90,403,000

	Nine Months Ended September 30,
Net Sales	2005	2004
Germany	$133,611,000	$122,433,000
United States	201,569,000	206,556,000
Switzerland	26,305,000	27,591,000
Japan	25,824,000	32,514,000
United Kingdom	25,120,000	24,008,000
Norway	83,000	63,000
Other Countries	52,100,000	40,605,000
The Netherlands	917,000	47,000

Subtotal	465,529,000	453,817,000
Intersegment Elimination	(171,479,000)	(168,719,000)

Total	$294,050,000	$285,098,000

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, Norway and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales.

	Three Months Ended September 30,
Intersegment Sales	2005	2004
Germany	$(28,063,000)	$(22,801,000)
United States	(27,104,000)	(23,423,000)
Switzerland	(5,892,000)	(6,560,000)
Japan	—	—
Norway	(1,000)	(7,000)
Other Countries	(8,000)	(16,000)

Total	$(61,068,000)	$(52,807,000)

	Nine Months Ended September 30,
Intersegment Sales	2005	2004
Germany	$(77,357,000)	$(68,684,000)
United States	(76,623,000)	(79,815,000)
Switzerland	(17,453,000)	(17,527,000)
Japan	—	(2,596,000)
Norway	(1,000)	(48,000)
Other Countries	(45,000)	(49,000)

Total	$(171,479,000)	$(168,719,000)

All intersegment sales are accounted for by a formula based on local list prices and are eliminated in consolidation.

	Three Months Ended September 30,
Operating Income (Loss)	2005	2004
Germany	$12,235,000	$6,838,000
United States	9,313,000	8,109,000
Switzerland	(128,000)	1,204,000
Japan	1,372,000	1,355,000
United Kingdom	1,202,000	1,626,000
Norway	(413,000)	(761,000)
Other Countries	2,973,000	2,265,000
The Netherlands	(701,000)	(863,000)

Subtotal	25,853,000	19,773,000
Intersegment Elimination	22,000	1,131,000

Total	$25,875,000	$20,904,000

	Nine Months Ended September 30,
Operating Income (Loss)	2005	2004
Germany	$24,944,000	$18,385,000
United States	30,158,000	28,999,000
Switzerland	(1,218,000)	1,806,000
Japan	5,413,000	6,321,000
United Kingdom	4,651,000	4,952,000
Norway	(1,417,000)	(1,901,000)
Other Countries	10,273,000	6,817,000
The Netherlands	(2,933,000)	(2,785,000)

Subtotal	69,871,000	62,594,000
Intersegment Elimination	(1,005,000)	(709,000)

Total	$68,866,000	$61,885,000

The Netherlands operating loss primarily resulted from general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

Assets	September 30, 2005	December 31, 2004
Germany	$349,741,000	$274,158,000
United States	244,368,000	229,720,000
Switzerland	76,128,000	82,767,000
Japan	21,472,000	27,098,000
United Kingdom	12,494,000	13,023,000
Norway	33,536,000	41,373,000
Other Countries	57,782,000	29,340,000
The Netherlands	245,567,000	257,935,000

Subtotal	1,041,088,000	955,414,000
Intersegment Elimination	(301,058,000)	(240,815,000)

Total	$740,030,000	$714,599,000

Assets of the Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth or the expansion of our operations could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $216.8 million in 2000 to $380.6 million in 2004. In 2002, we opened a research and manufacturing facility in Germantown, Maryland and manufacturing and administration facilities in Germany. In 2003 and 2004 as part of a restructuring of our U.S operations, we relocated certain administrative, sales and marketing functions to our Maryland facility. The expansion of these facilities added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions would expose us to the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the products’ utility;

•	citation of the product in published research; and

•	general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2004, we owned 60 issued patents in the United States, 37 issued patents in Germany and 225 issued patents in other major industrialized countries. In addition, at December 31, 2004, we had 256 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 42 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Competition in the Life Sciences market could reduce sales.

Our primary competition stems from traditional separation, purification and handling methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing pre-analytical products and other products we offer. The markets for certain of our products are very competitive and price sensitive. Other life science research product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the preanalytical solutions market display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical industry has undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, FedEx and UPS. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers and if shipments from these suppliers are delayed or interrupted, we will be unable to manufacture our products.

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with corporate partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, China and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We operate U.S. facilities in West Chester, Pennsylvania (sales and research and development), Valencia, California (customer service and technical service) and Germantown, Maryland (manufacturing and research and development). We also operate a research and development facility in Oslo, Norway. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American and European subsidiaries.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of the above conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of QIAGEN’s most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors or Deputy Managing Director could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on commercially reasonable terms, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our marketing, sales and customer support efforts;

•	our research and development activities;

•	the expansion of our facilities;

•	the consummation of possible future acquisitions of technologies, products or businesses;

•	the demand for our products and services; and

•	the refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at September 30, 2005 of approximately $198.2 million, of which $6.0 million is due in June 2008, $42.2 million is due in annual installments from June, 2005 through June 2011, and the balance of which will become due in August 2011. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

We have a significant amount of long-term debt which may adversely affect our financial condition.

At September 30, 2005, we have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

Changing government regulations may adversely impact our business.

QIAGEN and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered”, such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Additionally, we are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States and other countries and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. Our failing to obtain such clearance or approvals can significantly damage our business in such segments.

Since the European Union Directive 98/79/EC on in vitro diagnostic medical devices went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this new regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payers are increasingly seeking to contain health care costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, of QIAGEN itself, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of nucleic acid-based products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares. The lending arrangements entered into by QIAGEN GmbH with a group of banks led by Deutsche Bank in 2001 and amended in July 2004 limits the amount of distributions that can be made by QIAGEN GmbH to QIAGEN N.V. during the period the borrowings are outstanding. This facility will expire in June 2011. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Risks Related to Our Common Shares

Our common shares may have a volatile public trading price.

The market price of the common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the past two fiscal years, the closing price of our common shares has ranged from a high of $15.61 to a low of $5.20 on the NASDAQ National Market System, and a high of EUR 12.40 to a low of EUR 4.93 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

Holders of our common shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of September 30, 2005, we had outstanding 148,121,873 common shares plus 13,102,989 additional shares subject to outstanding stock options, of which 9,709,974 were then exercisable. A total of approximately 19.6 million common shares are reserved for issuances under our stock option plan, including those shares subject to outstanding stock options. The resale of common shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of Notes issued by QIAGEN Finance are entitled to convert their Notes into approximately 11.9 million common shares.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (the “Articles”) provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions (and pursuant to the resolution adopted by our general meeting on June 16, 2004), our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

In 2004 we also granted an option to a Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. See “Description of Share Capital—Preference Shares.”

United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Overview

We produce and distribute biotechnology products, primarily for the separation, purification and handling of nucleic acids (DNA/RNA) and proteins, market synthetic nucleic acids and related products and services, as well as license or sell technology or the rights to it. We believe that we are the world’s leading provider of innovative enabling technologies and products for nucleic acid and protein handling, separation and purification, based on the nature of our products and technologies and as supported by independent market studies. We operate exclusively in the life sciences industry, and develop, manufacture and market a broad portfolio of proprietary technologies and products to meet the needs of the academic research market and leading pharmaceutical and biotechnology companies. Our products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment. In addition, we are positioning our products for sale into developing commercial markets, including applied testing markets, clinical research, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy.

During the third quarter of 2005, we completed three acquisitions. Tianwei Times, located in Beijing, China is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In connection with this acquisition, we incurred a $25,000 charge for purchased in-process research and development. In August we acquired the business of LumiCyte, Inc. which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) BiochipTM sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/Ionization)-Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary MPep and MProtChip® platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

Additionally during the third quarter we obtained the right to acquire Shenzhen PG Biotech Co. Ltd. (PG Biotech). PG Biotech is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will expand QIAGEN’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. The transaction is currently pending Chinese government approval and subject to customary closing conditions. We expect to complete the transaction early in 2006.

During the second quarter of 2005, we completed the acquisition of two companies. artus Gesellschaft für molekularbiologische Diagnostik und Entwicklung mbH (artus), subsequently renamed QIAGEN Hamburg GmbH, is located in Hamburg, Germany, and is an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible. In connection with these acquisitions, we incurred a $714,000 charge for purchased in-process research and development and incurred $2.1 million in acquisition related costs, primarily related to the impairment of fixed and other assets as a result of the acquisition. The pro forma results of operations prior to the dates of the acquisitions are presented in Note 3 to the consolidated financial statements. During the second quarter we also opened a sales subsidiary in Sweden to serve the Scandinavian region.

We segment our business based on the geographic locations of our subsidiaries. Our reportable segments include Germany, the United States, Switzerland, Japan, the United Kingdom, Norway and Other Countries (consisting of subsidiaries in Canada, France, Australia, Italy, Austria, Sweden (which services Denmark, Finland, Norway and Sweden), China and The Netherlands, which services Belgium, The Netherlands and Luxembourg). Our research, production and manufacturing facilities are located in Germany, the United States, Switzerland and Norway. Our holding company is located in The Netherlands. Reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiary, which was established as the financing vehicle for the issuance of convertible debt, is not consolidated.

On a consolidated basis, operating income increased to $25.9 million from $20.9 million in the three-month period ended September 30, 2005 compared with the three-month period ended September 30, 2004, and increased to $68.9 million from $61.9 million in the nine-month period ended September 30, 2005, compared with the nine-month period ended September 30, 2004. In June 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, the first six months in the period ended September 30, 2005 do not include any sales of synthetic DNA and related products or operating costs related to the former business unit. Our financial results include the contributions of our recent acquisitions, as well as the costs related to the acquisitions and integrations, including charges for purchased in-process research and development. Our results also reflect the benefits of our recent restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs. Our overall performance in the third quarter also reflects a delay in the purchases of certain of our OEM partners whose anticipated product launches included QIAGEN instrument and consumable products. These unforeseen delays in our partners product launches resulted in a decrease in the sales of our instrument products in the third quarter 2005. However, since our instrument products carry a lower gross margin than our consumable products, the lower instrumentation sales resulted in a higher gross margin in the third quarter 2005, therefore we still achieved a strong operating margin.

The following tables set forth summaries of operating income by segment for the three and nine months ended September 30. More complete tables can be found in Note 15 in the accompanying financial statements.

	Three Months Ended September 30,
Operating Income	2005	2004
Germany	$12,235,000	$6,838,000
United States	9,313,000	8,109,000
Switzerland	(128,000)	1,204,000
All other segments	4,433,000	3,622,000

Subtotal	25,853,000	19,773,000
Intersegment Elimination	22,000	1,131,000

Total	$25,875,000	$20,904,000

	Nine Months Ended September 30,
Operating Income	2005	2004
Germany	$24,944,000	$18,385,000
United States	30,158,000	28,999,000
Switzerland	(1,218,000)	1,806,000
All other segments	15,987,000	13,404,000

Subtotal	69,871,000	62,594,000
Intersegment Elimination	(1,005,000)	(709,000)

Total	$68,866,000	$61,885,000

In Germany, operating income was higher in 2005 primarily due to increased consumable sales which carry a higher gross margin, and sales of our newly acquired German company QIAGEN Hamburg GmbH, partially offset by increased operating costs from the new subsidiary and acquisition related operating costs.

In the third quarter 2005, operating income in the United States increased compared to 2004. In the nine months ended September 30, 2005, operating expenses in the United States were lower as a result of recent restructuring efforts and the fact that operating expense in 2004 included costs related to the relocation and restructuring efforts as well as operating costs of our former synthetic DNA business unit, resulting in an increase in operating income for the nine-month period ended September 30, 2005 as compared to the same period in 2004. In the nine months ended September 30, 2005, the United States had consumable sales of $607,000 to Operon Biotechnologies, Inc.

Operating income in Switzerland was lower due to lower instrument sales to OEM partners and an increase in research and development expense in 2005 as compared to 2004. In 2004, Switzerland had recorded a $1.0 million license of software to Operon Biotechnologies, Inc.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2005, we introduced several new products including our human druggable genome siRNA Set V2.0 which enables highly efficient and effective RNAi studies of 6,992 potential human druggable targets. Our market and technology leading portfolio for such testing now includes a next generation real-time PCR (polymerase chain reaction)-based artus™ Influenza/H5 LC RT-PCR kit that sets new standards in the combination of sensitivity and speed and allows comprehensive detection of the influenza virus in human samples.

Net Sales

In the third quarter of 2005, net sales increased 9% to $98.7 million compared to $90.4 million in the third quarter of 2004. Net sales in the United States increased to $43.3 million in 2005 from $40.5 million in 2004, and net sales outside the United States increased to $55.4 million in 2005 from $49.9 million in 2004.

The increase in sales was primarily the result of an increase in our consumables products sales, which experienced a growth rate of 15%, partially offset by a decrease in our instrument product sales of 14% in the third quarter of 2005 as compared to 2004. During the third quarter of 2005, we experienced slower performance under some of our OEM contracts where our OEM partners delayed product launches, which include our instrument and consumable products, resulted in lower sales, primarily instruments, in the third quarter of 2005. These delays have resulted in a shift in the expected delivery of our instrumentation equipment and consumable products from the third quarter into the fourth quarter of 2005 or first quarter of 2006.

Net sales in the United States increased primarily due to increased consumable sales, partially offset by lower instrument sales. Outside of the United States, reported net sales increased at our subsidiaries located in Germany, which reported an increase of 6% ($1.0 million) primarily as a result of increased consumable sales partially offset by the delay related to the OEM contracts and exchange rates. QIAGEN Ltd., located in the United Kingdom, reported a decrease of 3% ($220,000) due to lower instrumentation sales in 2005 compared to 2004. Our newly established subsidiary located in Sweden and serving Scandinavia and our sales subsidiary serving Belgium, The Netherlands and Luxembourg regions, reported an increase in sales of $1.9 million during the third quarter of 2005. Prior to the establishment of this new subsidiary, QIAGEN GmbH reported sales to the Benelux region. During the third quarter, QIAGEN K.K., located in Japan, reported a decrease of 3% ($245,000), which was partially due to exchange rates and partially due to a decrease in consumable sales as a result of tighter Japanese academia budgets. We expect this weaker Japanese market to continue throughout the remainder of 2005.

For the nine months ended September 30, 2005, net sales increased 3% to $294.1 million from $285.1 million in the same period of 2004. Net sales in the United States decreased to $125.0 million in 2005 from $126.7 million in 2004, and net sales outside the United States increased to $169.1 million in 2005 from $158.4 million in 2004. In the second quarter of 2004, we sold a significant portion of our synthetic DNA business unit. Accordingly, net sales for the nine-month period ended September 30, 2005 in the United States, Germany and Japan did not include any sales of the synthetic DNA products, which were included in net sales of the first six months of 2004. Outside of the United States, net sales continued to be favorably affected by growth at our newer subsidiaries located in Sweden and The Netherlands, which reported an increase in sales of $4.7 million for the nine months ended September 30, 2005 compared to the same period in 2004. These increases were partially offset by the lower sales of QIAGEN Instruments AG, located in Switzerland, which reported a decrease in sales for the nine-month period ended September 30, 2005 of 9% ($2.1 million).

Changes in exchange rates continued to affect the growth rate of net sales for the quarter ended September 30, 2005. A significant portion of our revenues is denominated in European Union euros. Using identical foreign exchange rates for both periods, net sales outside of the United States increased approximately 9% and 1% as compared to the reported increase of 9% and 3% for the three- and nine- month periods ended September 30, 2005, respectively, over the same periods in 2004. See “Currency Fluctuations.”

Gross Profit

Gross profit was $68.7 million or 70% of net sales in the quarter ended September 30, 2005 as compared to $59.7 million or 66% of net sales for the same period in 2004. For the year ended December 31, 2004, gross profit was 67% as a percentage of net sales. In the third quarter of 2004, in connection with the acquisition of Molecular Staging, Inc. we expensed $1.5 million of inventory to cost of sales, for products which were replaced by new products integrating the acquired technologies. Thus the reported gross profit in the third quarter of 2005 is higher than compared to the same period in 2004. Further, the increase in gross profit as a percentage of net sales is also attributable to the increase in net sales of consumable products and a decrease in sales of instrumentation products which carry a lower gross margin than our consumable products.

Gross profit for the nine-month period ended September 30, 2005 was $200.4 million or 68% of net sales as compared to $189.3 million or 66% of net sales for the same period in 2004. The 2004 gross profit includes sales of our synthetic DNA business unit a significant portion of which was sold at the end of the second quarter in 2004. Accordingly, the nine-month period ended September 30, 2005 does not include any sales of synthetic DNA and related products, which carried a lower gross profit than our consumables products. Further, the gross profit as a percentage of net sales is impacted by the increase in net sales of consumable products, partially offset by the lower instrument sales in the third quarter of 2005.

Research and Development

Research and development expenses increased 16% to $8.9 million (9% of net sales) in the third quarter of 2005 compared with $7.6 million (8% of net sales) in the same period of 2004. Using identical foreign exchange rates for both quarters, research and development expenses increased approximately 16%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and Nextal during the second quarter of 2005, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. We have a strong commitment to research and development and anticipate that absolute research and development expenses may increase significantly.

For the nine-month period ended September 30, 2005, research and development expenses increased 8% to $28.4 million (10% of net sales) compared to $26.3 million (9% of net sales) for the same period in 2004.

Sales and Marketing

Sales and marketing expenses increased 20% to $24.1 million (24% of net sales) in the third quarter of 2005 from $20.0 million (22% of net sales) in the same period of 2004. Using identical foreign exchange rates for both quarters, sales and marketing expenses increased 20%. Sales and marketing costs are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional items. The increase in sales and marketing expenses in the third quarter of 2005 includes expenses related to our recently acquired subsidiaries, QIAGEN Hamburg and Nextal, along with our new sales subsidiaries established in Sweden and The Netherlands. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

Sales and marketing expenses increased 7% to $69.9 million (24% of net sales) in the nine-month period ended September 30, 2005 from $65.0 million (23% of net sales) in the comparable period of 2004.

General and Administrative

General and administrative expenses decreased 2% to $9.5 million (10% of net sales) in the third quarter of 2005 from $9.8 million (11% of net sales) in the same period of 2004. Using identical foreign exchange rates for both quarters, general and administrative expenses decreased 2%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, until our recent restructuring, continued to expand along with our growth. General and administrative expenses were lower in the third quarter of 2005 as a result of our relocation and restructuring efforts in 2004.

For the nine-month period ended September 30, 2005, general and administrative expenses decreased 6% to $30.2 million (10% of net sales) from $32.0 million (11% of net sales) in the same period 2004. General and administrative expenses were lower for the nine-month period primarily due to our 2004 relocation and restructuring efforts, including the sale of our synthetic DNA business unit, which we sold at the end of June 2004.

Acquisition and Related Costs

In connection with the third quarter 2005 closing of the acquisition of Tianwei, we recorded a charge of $25,000 for purchased in-process research and development. Costs related to the acquisition of Nextal during the second quarter of 2005 included $253,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies. In connection with the acquisition of artus, we expensed costs of approximately $2.0 million, which included $1.8 million related to the impairment of fixed and other assets as a result of the acquisition and recorded $714,000 for purchased in-process research and development.

Costs related to the acquisition of MSI in the third quarter of 2004 included a $1.5 million write-down of inventories, which were replaced with products integrating newly acquired technologies, and $572,000 related to the impairment of other assets as a result of the acquisition.

Restructuring, Relocation and Integration Costs

In 2004, we completed the relocation of certain functions from our subsidiary in Valencia, California to Germantown, Maryland where our North American Headquarters is located. During the nine month period ended September 30, 2004, we recognized approximately $3.5 million in operating expenses related to employee relocation and severance costs in connection with the relocation plan. At September 30, 2005, the remaining accrued liability of $551,000, primarily related to facilities cost, is expected to be paid out during the remainder of 2005.

Other Income (Expense)

Other income was $800,000 in the third quarter of 2005 compared to other expense of $577,000 in the third quarter of 2004. This increase in income was mainly due to higher interest income, the result of generally higher interest rates, lower interest expense, primarily the result of refinancing a significant portion of our long-term debt in August 2004, and a lower loss from equity method investee, partially offset by lower research and development grant income, decreased miscellaneous income, and a loss on foreign currency transactions.

For the quarter ended September 30, 2005, interest income increased to $1.8 million from $861,000 in the same period of 2004. Interest income is derived mainly from interest bearing cash accounts and investments, primarily auction rate securities. As of September 30, 2005, we had approximately $40.0 million invested in such securities. The weighted average interest rates on the marketable securities portfolio was 3.43% in the third quarter of 2005, compared to 1.67% in the third quarter of 2004.

Interest expense decreased to $1.5 million in the third quarter of 2005 compared to $1.7 million in the same period of 2004. Interest costs relate primarily to our long-term borrowings of the proceeds from the convertible debt offering along with the long-term debt related to our facility construction.

In the three-month period ended September 30, 2005, we recorded our share of net loss from equity method investees of $3,000 compared to $753,000 in the same period of 2004. The loss primarily represents our share of losses from our equity investment in PreAnalytiX and the lower loss in 2005 as compared to 2004 is a result of PreAnalytiX’s lower net loss due to new product sales. The joint venture entity itself, PreAnalytiX GmbH, is expected to report net losses for our fiscal year 2005. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may continue to record losses on equity investments based on our ownership interest in such companies.

In the three months ended September 30, 2005, research and development grant income from European and German state and federal government grants decreased to $290,000 from $296,000 in the same period of 2004. We conduct significant research and development activities in Germany, and expect to continue to apply for such research and development grants in the future.

Other miscellaneous income decreased to $354,000 in the third quarter of 2005 compared to $616,000 in the third quarter of 2004 primarily as the result of a lower gain on the disposition of fixed assets.

We recorded a loss from foreign currency transactions of $102,000 in the third quarter of 2005 as compared to a gain of 56,000 in the third quarter of 2004. The loss from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the European Union euro, the British pound, the Swiss franc, the Norwegian krone, the Swedish krone, the Australian dollar, the Canadian dollar, the Chinese Yuan and the Japanese yen. See “Currency Fluctuations”.

Other income was $1.9 million in the nine month period ended September 30, 2005 compared to other expense of $11.6 million in the comparable period of 2004. This decrease in expense was primarily due to the sale of the majority of our synthetic DNA business unit to a group of investors including a former member of management in 2004. As a result we recorded a net loss related to the sale of $9.8 million in the second quarter of 2004.

Provision for Income Taxes

Our effective tax rate decreased to 34% in the third quarter of 2005 compared to 38% in the third quarter of 2004. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 43%. Fluctuations in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements. In the third quarter of 2005, the tax rate was lower due to a favorable tax impact related to the true-up of estimated tax provision expense to the actual tax return during the third quarter of approximately $675,000.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of September 30, 2005 and December 31, 2004, we had cash and cash equivalents of $171.2 million and $196.4 million, respectively, and investments in current marketable securities of $40.0 million and $30.2 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. At September 30, 2005, cash and cash equivalents had decreased by $25.2 million over December 31, 2004 primarily due to $92.4 million used in investing activities, offset by cash provided by operating activities of $64.9 million and financing activities of $2.4 million. Marketable securities consist of auction rate securities. As of September 30, 2005 and December 31, 2004, we had working capital of $286.2 million and $299.0 million, respectively.

Operating Activities. For the nine months ended September 30, 2005 and 2004, we generated net cash from operating activities of $64.9 million and $30.1 million, respectively. Cash provided by operating activities increased in 2005 compared to 2004 primarily due to increased net income, decreases in inventories, accrued liabilities, partially offset by an increase in taxes payable. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities. Approximately $92.4 million of cash was used in investing activities during the nine months ended September 30, 2005, compared to $79.9 million for the nine months ended September 30, 2004. Investing activities during the first nine months of 2005 consisted principally of $56.4 million used for acquisitions and the purchase of $40.4 million in auction rate securities, partially offset by the sale of marketable securities.

Financing Activities. Financing activities provided $2.4 million in cash for the nine months ended September 30, 2005, compared to a use of $94.6 million for the same period in 2004. Cash provided during the period was primarily due to the issuance of common shares as a result of stock option exercises and proceeds on long-term debt, partially offset by capital lease payments and the repayment of short- and long-term debt.

We have credit lines totaling $11.5 million at variable interest rates none of which was utilized as of September 30, 2005. We also have capital lease obligations, including interest, in the amount of $12.6 million, and carry $198.2 million of long-term debt that consists of four notes payable.

Two of the notes payable are the long-term borrowings of the proceeds from our issuance of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (Luxembourg) S.A., which was established for this purpose. According to the provisions of the Financial Accounting Standards Board Interpretation No. 46 (FIN 46) “Consolidation of Variable Interest Entities,” which is discussed more fully in Note 6 to the Consolidated Financial Statements, QIAGEN Finance is a variable interest entity with no primary beneficiary, thus is not consolidated. Accordingly, the convertible debt is not included in our consolidated financial statements though we do report the full obligation of the debt through our liabilities to QIAGEN Finance. The net proceeds of the convertible debt were loaned by QIAGEN Finance to our consolidated U.S. and Swiss subsidiaries. The long-term notes payable to QIAGEN Finance have an effective rate of 1.95% and are due in August 2011. The convertible notes issued by QIAGEN Finance are convertible into shares of our common stock at a conversion price of $12.6449 subject to adjustment. Approximately $58.0 million of the proceeds was used to repay long-term debt at higher interest rates and the remaining net proceeds was used primarily for acquisitions. We also have a note payable of EUR 35.0 million, (approximately $42.2 million at September 30, 2005) which bears interest at a variable interest rate of EURIBOR plus 0.75% is due in annual payments of EUR 5.0 million through June 2011 and a note payable of EUR 5.0 million (approximately $6.0 million at September 30, 2005) which is due in June 2008.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. We do not use financial instruments for trading or other speculative purposes.

Interest Rate Risk

Interest income earned on our investment portfolio is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. For the quarter ended September 30, 2005, the weighted average interest rate on our marketable securities portfolio was 3.43%.

Borrowings against lines of credit are at variable interest rates. At September 30, 2005, and December 31, 2004, we did not have any amounts outstanding under our lines of credit. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At September 30, 2005 we had $198.2 million in long-term debt, of which $48.2 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2005 quarter-to-date and year-to-date earnings by approximately $35,000 and $104,000, respectively, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations

We operate on an international basis. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, Norwegian krone, Chinese yuan and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. However, because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies, such as occurred in 2004 with respect to the euro, will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging

In the ordinary course of business, we purchase instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At September 30, 2005, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At September 30, 2005, we held one foreign currency exchange options, totaling $1.0 million, which has a notional exchange rate of EUR/USD 1.26 and expires the end of October 2005.

During the quarter, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At September 30, 2005, these forward contracts totaled $44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011. The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

Foreign Currency Exchange Rate Risk

We have production and manufacturing facilities located in Germany, Switzerland and the U.S., and intercompany sales of inventory expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. The exposure results primarily from those transactions between the foreign manufacturing subsidiaries and the U.S.

The foreign currency exchange rate risk is partially offset by transactions of the foreign manufacturing subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the majority of the existing and/or anticipated receivables resulting from intercompany sales from the manufacturing subsidiary to the U.S. These options give us the right, but not the obligation, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that our exposure to foreign currency exchange rate risk is material.

Application of Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Accounts Receivable. Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

Investments. We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets. We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

Income Taxes. The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL) the utilization of which is not assured and is dependent on generating sufficient taxable income in the future. Although Management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOL’s related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOL’s, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in our December 31, 2004 Form 20-F which contains a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Authoritative Pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Among other changes, Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We plan to adopt this statement on January 1, 2006 and it is not expected to have a material effect on the financial statements upon adoption.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS 123R supersedes Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments, including grants of employee stock options, based on the grant-date fair value of the award. That cost will be recognized in the income statement over the period during which an employee is required to provide service in exchange for the award (often the vesting period). Pro forma disclosure is no longer an alternative. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as was permitted under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.

We will continue to apply the accounting provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock option plan until the effective date of SFAS No. 123R. Please see Note 1 to our consolidated financial statements in this report for the pro forma impact to net income and earnings per share under SFAS No. 123’s fair value method of accounting for employee stock plans. SFAS 123R was initially expected to be implemented by July 1, 2005, but its effectiveness has been delayed until January 1, 2006 by the Securities Exchange Commission. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R on January 1, 2006.

Supplemental Information as Required by the German Declaration on Corporate Governance

At September 30, 2005 we had 1,531 employees. There have been no changes to the Supervisory or Managing Boards described in our Annual Report for the year ended December 31, 2004 reported on Form 20-F. The table below lists separately for each member of our Managing and Supervisory Boards, the number of Company shares held directly in the name of each board member, and rights for such shares held by each board member as of August 5, 2005. This table does not reflect shares beneficially owned but indirectly held by the board members. Total ownership information, including all shares beneficially owned by each board member as of February 6, 2005, can be found in our December 31, 2004 annual report filed on Form 20-F.

	Options to Purchase Common Shares	Shares Held Directly
Supervisory Board:
Dr. Metin Colpan	1,972,547	—
Prof. Dr. Detlev H. Riesner	306,302	246,600
Dr. Franz A. Wirtz	124,000	200,000
Jochen Walter	72,667	40,000
Erik Hornnaess	112,300	10,000
Professor Dr. Manfred Karobath	86,000	—
Dr. Heinrich Hornef	86,000	1,600

Managing Board:
Peer M. Schatz	2,349,876	—
Roland Sackers	350,925	—
Dr. Joachim Schorr	253,255	—
Bernd Uder	167,921	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: November 14, 2005